

Mail Stop 7010

September 24, 2008

Republic Services, Inc.
Attention: David A. Barclay, Esq., Senior Vice President and General Counsel
110 S.E. 6th Street, 28th Floor
Fort Lauderdale, Florida 33301

Allied Waste Industries, Inc.
Attention: Timothy R. Donovan, Esq., Executive Vice President and General Counsel
18500 North Allied Way
Phoenix, Arizona 85054

Re: Republic Services, Inc.
Registration Statement on Form S-4
Filed August 1, 2008
File No. 333-152693

Allied Waste Industries, Inc.
Soliciting Material filed pursuant to Rule 425 and Rule 14a-12
Filed August 1, 2008
File No. 001-14705

Dear Messrs. Barclay and Donovan:

   We have reviewed your filing and have the following comments.

Registration Statement on Form S-4

Risk Factors, page 30

Estimates as to the future value of the combined company are inherently uncertain . . . ., page 34

1.   Please revise this risk factor to state explicitly that such estimates and price predictions would include both past and future statements made by Republic's and Allied's respective management teams and affiliated parties.

The Merger, page 47

Background of the Merger, page 47

2007 and 2008 Discussions between Allied and Republic, page 48

2.   We note that the discount range applied to the Waste offer of $34 per share was 8.0% to 10.0%, while the discount range applied to the cash flow for Allied and Republic as a combined company was 7.0% to 9.0%. Please revise this discussion to highlight the fact that the Waste offer was more heavily discounted, explain why a different rate was used, and discuss the impact of applying a greater discount to the Waste offer on the comparability of the discounted value ranges that the board considered in evaluating Waste's proposal versus the merger with Allied. This comment also applies to your discussion on page 57 of the board's consideration of Waste's revised offer.

3.   We note your response to comment eight in our letter dated August 28, 2008. Please revise your disclosure in the first full paragraph on page 54 to clarify that the discounted cash flow analysis discussed in the penultimate sentence did not include a control premium, as we believe the current disclosure remains ambiguous.

4.   We note your response to comment 11 in our letter dated August 28, 2008. We further note the following:

- Pursuant to Section 8.01(a) of the merger agreement, as a condition precedent to effecting the merger you must obtain "Republic Stockholder Approval."

- As set forth in Section 5.04(c) of the June 22, 2008 version of the merger agreement, "Republic Stockholder Approval" would have required the affirmative vote of a majority of the shares of Republic's common stock outstanding.

- Pursuant to the July 31, 2008 amendment to the merger agreement, Section 5.04(c) was amended to change the threshold for "Republic Stockholder Approval" from the affirmative vote of a majority of the shares of Republic's common stock outstanding to the affirmative vote of a majority of the shares of Republic's common stock present at Republic's special meeting.

- In practice, this change lowered the threshold for "Republic Stockholder Approval" from the affirmative vote of more than 50% of the shares of Republic's common stock outstanding to the affirmative vote of more than 25% of the shares of Republic's common stock outstanding.

In our view, lowering the vote required for "Republic Stockholder Approval" appears to constitute a material change to the terms and conditions of the merger, which should be discussed in the proxy statement/prospectus. Please tell us why you have not discussed this change in the proxy statement/prospectus. Please be detailed in your response, and please note that we may have additional comments based on your response.

5.   We note that in considering Waste's revised offer of $37 per share, Merrill Lynch compared the discounted value of this offer to the closing price per share of Republic common stock on June 12 ($33.66, as disclosed elsewhere in the prospectus). You do not disclose that Merrill Lynch compared this offer to the 90-day or 52-week average closing prices for the periods ending on July 11. Please clarify whether Merrill Lynch compared the revised offer to these average closing prices (as it did when considering Waste's initial $34 offer) or any other market values, and if so, state disclose such prices or values as well as what conclusions Merrill Lynch communicated to the board.

Certain Financial Forecasts Reviewed by Republic's Board of Directors, page 61

6.   Please add an appropriate subheading above each of the paragraphs you have added concerning the Republic and Allied forecasts. The subheading should be succinct and clearly highlight for stockholders the nature of the information in each paragraph (e.g., "Republic Financial Forecast" and "Allied Financial Forecast"). In addition, please make similar subheading additions to the "Certain Financial Forecasts Reviewed by Allied's Board of Directors" section of proxy statement/prospectus.

Certain Financial Forecasts Reviewed by Allied's Board of Directors, page 75

7.   We note your response to comment 20 in our letter dated August 28, 2008. Please revise your disclosure in the to address whether the Allied board considered what impact the two different sets of Republic forecasts would be likely to have on the values implied by the financial analyses performed in reliance on them.

Opinion of Financial Advisor to the Allied Board of Directors, page 77

Discounted Cash Flow Analysis, page 83

Allied Without Giving Effect to the Merger, page 83

8.   We note your disclosure on page 83 that this discounted cash flow analysis resulted in a range of implied present values of approximately $16.50 to $21.25 per share of Allied common stock. We further note that the same analysis contained in the June 22, 2008 board materials presented to the Allied board yielded a range of $16.50 to $21.30 per

Pro Forma for the Merger and Including Estimated Net Synergies, page 83

9.   We note your disclosure on page 83 that this discounted cash flow analysis resulted in a range of implied present values, per share of Allied common stock, pro forma for the merger and including estimated net synergies, based upon the .45 shares of common stock of Republic to be issued in exchange for each share of Allied common stock in the merger, ranging from approximately $18.25 to $22.25. We further note that the same analysis contained in the June 22, 2008 board materials presented to the Allied board yielded a range of $18.18 to $22.32 per share. Please reconcile the apparent discrepancy in the price range.

General Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

(b) Property and Equipment, Net, page 148

10.   We note your response to comment 28 in our letter dated August 28, 2008. Please enhance your disclosures to clearly indicate to the reader the reasons for not yet allocating any part of your purchase price to property and equipment, the extent of the assets that will be analyzed and the expected timing of that analysis. Part II

Exhibit 8.1—Form of Mayer Brown Tax Matters Opinion

11.   We note that in the third full paragraph of its tax opinion, in the second enumerated assumption, counsel assumes that the merger will qualify as a statutory merger under Delaware law. This assumption is inappropriate because it assumes a legal conclusion that counsel should be in a position to evaluate. Please have counsel revise its opinion to remove the aforementioned assumption.

Exhibit 8.2—Form of Akerman Senterfitt Tax Matters Opinion

12.   We note that in the third full paragraph of its tax opinion, in the fifth enumerated assumption, counsel assumes that the merger will qualify as a statutory merger under Delaware law. This assumption is inappropriate because it assumes a legal conclusion that counsel should be in a position to evaluate. Please have counsel revise its opinion to remove the aforementioned assumption.

13.   We note that in the final paragraph of its tax opinion counsel has limited the parties who may rely on the opinion to Republic and its board. This limitation is inappropriately narrow, as Republic's stockholders are entitled to rely on the opinion. Please have counsel revise its opinion to permit such reliance.

Soliciting Material filed August 1, 2008

14. We note your response to comment 31 in our letter dated August 28, 2008, particularly your statement that Mr. Zillmer's statement regarding the future trading price of Republic's common stock was made in good faith on the basis of the discounted cash flow analysis performed by Allied's financial advisor and presented to the Allied board of directors. As you know, Mr. Zillmer's statement referenced a post-merger price for Republic's stock "in the high to mid 40s." On page 73 of the proxy statement/prospectus, in "Allied's Reasons for the Merger," the stated post-merger price range for Republic's stock is "approximately $40.50 to $49.50." In view of the fact that Mr. Zillmer's statement appears to have focused on only the upper-half of the range actually implied by the discounted cash flow analysis performed by UBS , please tell us why you believe Mr. Zillmer's statement regarding the future trading price of Republic's common stock was made in good faith. In addition, please revise the discounted cash flow analysis disclosure in the "Opinion of Financial Advisor to the Allied Board of Directors" of the proxy statement/prospectus to state explicitly, as is done on page 73, that the discounted cash flow analysis performed by UBS yielded implied present values of Republic, pro forma for the merger and including estimated net synergies, of between $40.50 and $49.50 per share.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker at (202) 551-3732 or John Hartz at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters. Please contact Dieter King at (202) 551-3338 or me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jonathan L. Awner, Esq. (Via Facsimile 305-374-5095)